                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


March 5, 2003

                                 HYDRO ONE INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)
        483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P5
--------------------------------------------------------------------------------




                     (Address of Principal Executive Office)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F / / Form 40-F /x/

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes / /   No /x/

          If "Yes" is marked,  indicate  below the file  number  assigned to the
     registrant in connection with Rule 12g3-2 (b): 82-           .
                                                        ----------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        HYDRO ONE INC.
                                                 -----------------------------
                                                        (Registrant)


Date     MARCH 5 , 2003                    By    /s/  LAURA FORMUSA
    --------------------------------             -----------------------------
                                           Name:   Laura Formusa
                                           Title:  General Counsel & Secretary


THIS PROSPECTUS SUPPLEMENT, TOGETHER WITH THE SHORT FORM BASE SHELF PROSPECTUS DATED FEBRUARY 21, 2003 TO WHICH IT RELATES, AS AMENDED OR SUPPLEMENTED, AND EACH DOCUMENT INCORPORATED BY REFERENCE INTO THE SHORT FORM BASE SHELF PROSPECTUS, CONSTITUTES A PUBLIC OFFERING OF THE SECURITIES OFFERED HEREBY ONLY IN THE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES.

NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

PROSPECTUS SUPPLEMENT (To a short form base shelf prospectus dated February 21, 2003)

SECONDARY OFFERING                                           February 26, 2003

                                     [LOGO]
                                 $2,091,643,000

                                 HYDRO ONE INC.
                  $228,000,000 6.778% NOTES DUE 2004 (SERIES 1)
                  $235,226,000 3.400% NOTES DUE 2004 (SERIES 2)
                  $236,341,000 3.450% NOTES DUE 2004 (SERIES 3)
                  $339,324,000 4.000% NOTES DUE 2005 (SERIES 4)
                  $108,513,000 4.100% NOTES DUE 2006 (SERIES 5)
                  $280,115,000 4.150% NOTES DUE 2006 (SERIES 6)
                  $168,376,000 4.200% NOTES DUE 2006 (SERIES 7)
                  $140,640,000 4.300% NOTES DUE 2006 (SERIES 8)
                  $282,044,000 4.450% NOTES DUE 2007 (SERIES 9)
                  $73,064,000 4.550% NOTES DUE 2007 (SERIES 10)
                                MEDIUM TERM NOTES
                                   (UNSECURED)

Ontario Electricity Financial Corporation ("OEFC") hereby offers separately the 6.778% Notes due 2004 (Series 1), 3.400% Notes due 2004 (Series 2), 3.450% Notes due 2004 (Series 3), 4.000% Notes due 2005 (Series 4), 4.100%
Notes due 2006 (Series 5), 4.150% Notes due 2006 (Series 6), 4.200% Notes due 2006 (Series 7), 4.300% Notes due 2006 (Series 8), 4.450% Notes due 2007
(Series 9) and the 4.550% Notes due 2007 (Series 10) (collectively, the "Notes") of Hydro One Inc. ("Hydro One" or "our company"). See "Selling Security Holder" in the accompanying short form base shelf prospectus. The Notes are unsecured obligations of Hydro One.


                                PRICE TO THE PUBLIC          UNDERWRITERS' DISCOUNT       NET PROCEEDS TO OEFC(1)(2)
                                -------------------          ----------------------       --------------------------
Series 1 Notes(3)               Non-Fixed Price                          (4)              $1,027.40
Series 2 Notes(3)               Non-Fixed Price                          (4)              $996.52
Series 3 Notes(3)               Non-Fixed Price                          (4)              $996.17
Series 4 Notes(3)               Non-Fixed Price                          (4)              $993.99
Series 5 Notes(3)               Non-Fixed Price                          (4)              $994.18
Series 6 Notes(3)               Non-Fixed Price                          (4)              $992.38
Series 7 Notes(3)               Non-Fixed Price                          (4)              $992.65
Series 8 Notes(3)               Non-Fixed Price                          (4)              $991.46
Series 9 Notes(3)               Non-Fixed Price                          (4)              $990.32
Series 10 Notes(3)              Non-Fixed Price                          (4)              $990.64
TOTAL                           Non-Fixed Price                          (4)              $2,085,509,377(5)


Notes:

(1) Hydro One will not receive any of the proceeds of the offering of Notes. Expenses of the offering are estimated to be approximately $1.34 million of which $1.27 million will be paid out of the general funds of Hydro One and $75,000 will be paid by OEFC.

(2) Plus accrued interest from the respective Interest Accrual Date for each series of medium term notes. See "Selling Security Holder" in the accompanying short form base shelf prospectus.

(3)  Per $1,000 principal amount of Notes.

(4) The Underwriters have agreed to purchase the Notes from OEFC subject to the terms and conditions of the Underwriting Agreement described under "Plan of Distribution", at a negotiated price based on a premium to the yields of Government of Canada bonds bearing terms comparable to the terms of the Notes.

(5) Plus accrued interest of $24,482,861.13.

In the opinion of counsel, the Notes offered hereby are on the date hereof eligible for investment under certain statutes as set forth under "Eligibility for Investment".

The 6.778% Notes (Series 1) mature on January 30, 2004 and have an interest rate of 6.778% per annum, calculated and payable semi-annually in arrears on the 30th day of January and July in each year. The 3.400% Notes (Series 2) mature on March 28, 2004 and have an interest rate of 3.400% per annum, calculated and payable semi-annually in arrears on the 28th day of March and September in each year. The 3.450% Notes (Series 3) mature on May 31, 2004 and have an interest rate of 3.450% per annum, calculated and payable semi-annually in arrears on the 31st day of May and the 30th day of November in each year. The 4.000% Notes (Series 4) mature on October 31, 2005 and have an interest rate of 4.000% per annum, calculated and payable semi-annually in arrears on the 30th day of April and the 31st day of October in each year. The 4.100% Notes (Series 5) mature on January 30, 2006 and have an interest rate of 4.100% per annum, calculated and payable semi-annually in arrears on the 30th day of January and July in each year. The 4.150% Notes (Series 6) mature on April 21, 2006 and have an interest rate of 4.150% per annum, calculated and payable semi-annually in arrears on the 21st day of April and October in each year. The 4.200% Notes (Series 7) mature on June 1, 2006 and have an interest rate of 4.200% per annum, calculated and payable semi-annually in arrears on the 1st day of June and December in each year. The 4.300% Notes (Series 8) mature on November 10, 2006 and have an interest rate of 4.300% per annum, calculated and payable semi-annually in arrears on the 10th day of May and November in each year. The 4.450% Notes (Series 9) mature on May 4, 2007 and have an interest rate of 4.450% per annum, calculated and payable semi-annually in arrears on the 4th day of May and November in each year. The 4.550% Notes (Series 10) mature on August 10, 2007 and have an interest rate of 4.550% per annum, calculated and payable semi-annually in arrears on the 10th day of February and August in each year. Further particulars and details of the Notes are set out under "Description of the Notes" in the accompanying short form base shelf prospectus. Following completion of this offering, OEFC will hold an aggregate principal amount of $651.1 million of medium term notes of our company, with all such notes maturing in 2003.

THERE IS NO MARKET THROUGH WHICH THE NOTES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL THE NOTES PURCHASED UNDER THIS PROSPECTUS SUPPLEMENT. IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS (AS DEFINED BELOW) MAY OVER-ALLOT THE NOTES OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS OTHER THAN THOSE THAT MIGHT OTHERWISE PREVAIL ON THE OPEN MARKET. CERTAIN REMEDIES, INCLUDING STATUTORY RIGHTS OF RESCISSION OR DAMAGES, MAY NOT BE AVAILABLE AGAINST OEFC.

The Notes will be offered to the public at prices to be negotiated by BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. (the "Underwriters") with purchasers during the period of distribution of the Notes. Accordingly, the price at which the Notes will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Notes. See "Plan of Distribution". The Underwriters will purchase the Notes from OEFC at a negotiated price based on a premium to the yields of Government of Canada bonds bearing terms comparable to the terms of the Notes. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid by purchasers for the Notes exceeds or is less than the gross proceeds paid by the Underwriters to OEFC for the Notes.

The Underwriters, as principals, conditionally offer the Notes in each of the provinces of Canada, subject to prior sale, if, as and when delivered by OEFC and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement described under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of our company by Osler, Hoskin & Harcourt LLP, on behalf of OEFC by McCarthy Tetrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is intended that the closing of this offering will take place on March 5, 2003 or on such other date that may be agreed upon, but not later than April 9, 2003. The Notes will be offered in denominations of $1,000 or more in Canadian currency in global form. The Notes are exchangeable only under certain conditions for definitive Notes. Registrations and transfers of Notes will be effected only through the book-entry system administered by The Canadian Depository for Securities Limited ("CDS"). We understand that a purchaser of Notes will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Notes are purchased.

                                TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT


Documents Incorporated by Reference............................................3
Canadian Federal Income Tax Considerations.....................................3
Earnings Coverage Ratios.......................................................5
Plan of Distribution...........................................................5
Use of Proceeds................................................................6
Eligibility for Investment.....................................................6
Legal Matters..................................................................6
Purchasers'Statutory Rights....................................................7
Certificate of the Underwriters................................................8

SHORT FORM BASE SHELF PROSPECTUS

Documents Incorporated by Reference............................................3
Our Company....................................................................4
Recent Developments............................................................4
Selling Security Holder........................................................5
Credit Ratings.................................................................6
Description of the Notes.......................................................6
Earnings Coverage Ratios......................................................15
Plan of Distribution..........................................................15
Use of Proceeds...............................................................16
Risk Factors..................................................................16
Legal Matters.................................................................17
Auditors, Registrar and Trustee...............................................17
Purchasers' Statutory Rights..................................................17
Certificate of Hydro One Inc..................................................18


     Unless the context otherwise requires, all references herein to currency are references to Canadian dollars.

                       DOCUMENTS INCORPORATED BY REFERENCE

     This prospectus supplement is deemed to be incorporated by reference into the accompanying short form shelf prospectus of our company dated February 21, 2003, solely for the purpose of offering the Notes. The short form base shelf prospectus as supplemented by this prospectus supplement is referred to as the "prospectus". Other documents are also incorporated by reference or deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Osler, Hoskin & Harcourt LLP, counsel to our company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable under the INCOME TAX ACT (Canada) (the "Tax Act") to a person who acquires Notes pursuant to the terms of this prospectus who, for purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada, holds the Notes as capital property and deals with our company at arm's length and is not affiliated with our company (a "Purchaser"). The Notes will generally be treated as capital property of a Purchaser unless the Purchaser is considered to be a trader or dealer in securities or has acquired the Notes in a transaction or transactions considered to be an adventure in the nature of trade or for a purpose other than to hold as an investment. Certain Purchasers whose Notes might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary does not apply to a Purchaser who is a "financial institution" for the purposes of the Tax Act for which the "mark-to-market" rules set out in the Tax Act apply. Such Purchasers are advised to consult their own tax advisors.

     This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations") in force on the date hereof, specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA") in effect as of the date hereof. This summary is not exhaustive of all possible Canadian income tax consequences applicable to a Purchaser and, except for the Proposed Amendments, does not take into account or anticipate any changes in law or the administrative and assessing practices of the CCRA, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PURCHASER, AND NO REPRESENTATIONS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY PARTICULAR PURCHASER ARE MADE. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING OR DISPOSING OF NOTES.

TAXATION OF INTEREST ON Notes

     A Purchaser that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year all interest on a Note that accrues to the Purchaser to the end of that taxation year or becomes receivable or is received by the Purchaser before the end of that taxation year, except to the extent that such amount was included in its income for a preceding taxation year.

     Any other Purchaser, including an individual, will be required to include in income for a taxation year any interest on a Note received or receivable by such Purchaser in that year (depending on the method regularly followed by the Purchaser in computing income) to the extent that such amount was not otherwise included in the Purchaser's income for that or any preceding taxation year.

     Where a Purchaser is required to include in income interest on a Note that accrued before such Note was acquired by the Purchaser, the Purchaser will be entitled to a deduction in computing income of an equivalent amount. The adjusted cost base to the Purchaser of the Note will be reduced by the amount which is so deductible.

     A Purchaser that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on investment income, including interest.

DISPOSITION OF NOTES

     On a disposition or deemed disposition of a Note, including on a redemption or purchase by our company or a repayment by our company upon maturity, a Purchaser will generally be required to include in computing its income for the taxation year in which the disposition occurs all interest on the Note that has accrued (or is deemed to have accrued) to the Purchaser to the extent that such interest has not otherwise been include in income for the year or a preceding year. In addition, any premium paid by our company to a Purchaser in a taxation year as a result of the early redemption of the Notes will be deemed to be interest received by the Purchaser and be included in the Purchaser's income for that taxation year to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of redemption of, interest that would otherwise have been paid or payable by our company on the Notes for the taxation years ending after the redemption.

     In general, a disposition or deemed disposition of a Note will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition net of accrued interest included in income and any costs of disposition exceed (or are less than) the adjusted cost base of the Note to the Purchaser. One-half of the amount of any capital gain (a "taxable capital gain") realized by a Purchaser in any taxation year generally must be included in the Purchaser's income in that year, and one-half of the amount of any capital loss (an "allowable capital loss") realized by a Purchaser in a taxation year generally may be deducted from taxable capital gains realized by the Purchaser in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A capital gain realized by an individual may give rise to a liability for alternative minimum tax.

     A Purchaser that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains.

                            EARNINGS COVERAGE RATIOS

     For the twelve months ended December 31, 2002, our company's consolidated income before provision for payment in lieu of corporate income taxes and interest expensed was $930 million. Interest expense for this period was $381 million. Preferred dividends declared for this period was $17.765 million.

     The following table sets forth the earnings coverage ratio for our company based on the twelve month period ended December 31, 2002:


                                                                               DECEMBER 31,
                                                                                   2002
                                                                               ------------

                Pro forma earnings coverage on long-term debt obligations          2.19
                (1) (2)................................................


               (1) The earnings coverage ratio has been calculated as the sum of net income, interest expense (which is net of capitalized interest) and provision for payments in lieu of corporate income taxes divided by the sum of interest plus preferred dividends declared.

               (2) The earnings coverage ratio has been calculated to give effect to the issuance of the medium term notes by our company on January 31, 2003 as if such notes had been issued on January 1, 2002. The medium term notes, with an aggregate principal amount of $500 million, were issued in two tranches: $300 million of 5.77% Series 3 Notes due 2012 and $200 million of 6.35% Series 4 Notes due 2034. See "Recent Developments" in the accompanying short form base shelf prospectus.


                              PLAN OF DISTRIBUTION

     Pursuant to an agreement dated February 26, 2003 (the "Underwriting Agreement") between our company, OEFC and the Underwriters, OEFC has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on March 5, 2003 or such later date as OEFC and the Underwriters may agree, but not later than April 9, 2003 subject to the terms and conditions stated therein, $2,091,643,000 aggregate principal amount of Notes offered hereby at an aggregate price of $2,085,509,377 (plus accrued interest of $24,482,861.13) payable to OEFC against the delivery of the Notes. The expenses of the offering will be paid as to $1.27 million by our company and as to $75,000 by OEFC.

     The Notes will be offered to the public at prices to be negotiated by the Underwriters with purchasers. Accordingly, the price at which the Notes will be offered and sold to the public may vary as between purchasers and during the period of the distribution of the Notes. The price at which the Underwriters will purchase the Notes from OEFC reflects a negotiated price based on a premium to the yields of Government of Canada bonds bearing terms comparable to the terms of the Notes. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid by purchasers for the Notes exceeds or is less than the gross proceeds paid by the Underwriters to OEFC for the Notes.

     The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. In the event that an Underwriter fails to purchase the Notes which it has severally agreed to purchase under the Underwriting Agreement, the other Underwriters, or either of them, may elect, but are not obliged, to purchase all but not less than all of the Notes which the first-mentioned Underwriter agreed to purchase. Nothing obliges OEFC to sell to the Underwriters less than all of the Notes or relieves the defaulting Underwriters from liability to OEFC. We and OEFC have agreed to indemnify the Underwriters against certain liabilities or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the offering of Notes, the Underwriters may over-allot the Notes or effect transactions that stabilize or maintain the market price of the Notes at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

     There is no market through which the Notes may currently be sold and purchasers may not be able to resell Notes purchased under this prospectus supplement and the accompanying short form base shelf prospectus.

     The Notes offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, the Notes may not be offered, sold or delivered, directly or indirectly, in or within the United States, or to, or for the account or benefit of, U.S. Persons.

     Our company has agreed with the Underwriters that we will not, without the prior written consent of the Underwriters, which consent may not be unreasonably withheld, offer, sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, contract of sale, grant of any option to purchase or other sale or disposition) of any medium term notes or debentures of our company having a term of more than 120 days or any securities that are convertible into or exchangeable for medium term notes or debentures of our company having a term to maturity of more than 120 days until the earlier of (i) the 31st day after the closing of this offering, and (ii) the receipt of confirmation from the Underwriters that the distribution of this offering has been completed.


                                 USE OF PROCEEDS

     Our company will not receive any proceeds from the sale of Notes by OEFC. The estimated net proceeds of the offering to OEFC are $2,109,992,238.


                           ELIGIBILITY FOR INVESTMENT

     In the opinion of Osler, Hoskin & Harcourt LLP and Blake, Cassels & Graydon LLP, the Notes offered hereby are on the date hereof, subject in each case to general investment provisions, eligible investments, without resort to the so-called "basket" provisions, or their purchase is not prohibited, subject to prudent investment requirements and, in certain cases, subject to additional requirements relating to investment or lending policies or goals, under or by the following statutes (and where applicable the regulations thereunder):



(a)      INSURANCE COMPANIES ACT (Canada)                    (i)      AN ACT RESPECTING INSURANCE (Quebec) (in
(b)      PENSION BENEFITS STANDARDS ACT, 1985 (Canada)                respect of insurers other than guarantee funds)
(c)      TRUST AND LOAN COMPANIES ACT (Canada)               (j)      SUPPLEMENTAL PENSION PLANS ACT (Quebec)
(d)      FINANCIAL INSTITUTIONS ACT (British Columbia)       (k)      AN ACT RESPECTING TRUST COMPANIES AND SAVINGS
(e)      LOAN AND TRUST CORPORATIONS ACT (Alberta)                    COMPANIES (Quebec) (in respect of savings
(f)      EMPLOYMENT PENSION PLANS ACT (Alberta)                       companies investing their own funds and trust
(g)      LOAN AND TRUST CORPORATIONS ACT (Ontario)                    companies investing their own funds and
(h)      PENSION BENEFITS ACT (Ontario)                               deposits received by them)


     In the opinion of such counsel, the Notes are on the date hereof qualified investments under the INCOME TAX ACT (Canada) (the "Tax Act") for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan and are not a prohibited investment for a registered pension plan, except that the Notes are not qualified investments for a trust governed by a deferred profit sharing plan for which any employer is our company or an employer who does not deal with our company at arm's length. The Notes are not on the date hereof foreign property for the purposes of the Tax Act.

                                  LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon by Osler, Hoskin & Harcourt LLP for our company, by McCarthy Tetrault LLP for OEFC and by Blake, Cassels & Graydon LLP for the Underwriters. The partners and associates of the foregoing law firms beneficially own, directly or indirectly, less than one percent of the securities of our company or any associate or affiliate of our company.

                          PURCHASERS' STATUTORY RIGHTS

     Securities legislation in certain of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Certain remedies, including statutory rights for rescission or damages, may not be available against OEFC as selling securityholder as it is an agent of Her Majesty in right of Ontario. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                         CERTIFICATE OF THE UNDERWRITERS

Dated: February 26, 2003

     To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of all of the provinces of Canada and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed, as required by the SECURITIES ACT (Quebec) and the regulations thereunder.



        BMO NESBITT BURNS INC.                       RBC DOMINION                        SCOTIA CAPITAL INC.
                                                   SECURITIES INC.


        (Signed) Grant Williams                 (Signed) Larry A. Bates              (Signed) William R. Hastie

